UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated May 14, 2008, reporting results for the three months ended March 31, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Reports First Quarter 2008 Results

– Quarterly revenues of $9.3 million and operating profit of $0.4 million
– Conference call today at 10:30 am ET to discuss results

Tel Aviv, Israel – May 14, 2008 – Top Image Systems, Ltd. (NASDAQ: TISA, TASE: TISA), the leading innovator of data capture solutions, today announced its financial results for the first quarter, ended March 31, 2008.

First Quarter Highlights

–	Returned to profitability with non-GAAP net income of $1.7 million
–	Revenues reached $9.3 million, up 130% year-over-year and 37% quarter-over-quarter
–	Announced completion of comprehensive restructuring plan.
–	Effectively reduced operating expenses from 83% of revenues in Q1/07 to 46% in Q1/08
–	Announced board authorization to repurchase up to US$2.5 million (NIS 9 million) of outstanding Series A convertible debentures.

First Quarter 2008 Results

Revenues for the quarter increased 130% reaching $9.3 million, compared to $4.0 million in the first quarter of last year, and an increase of 37% over the $6.8 million reported in the prior quarter. 56% of first quarter revenues were generated from products and 44% from services. The strong increase in revenues was due in large part to the closing of several deals that had been delayed from the end of 2007.

Operating profit for the quarter totaled $0.4 million, a substantial improvement from the operating loss of $1.5 million for the first quarter of 2007, and an operating loss of $5.0 million in the prior quarter.

Non-GAAP net profit for the quarter totaled $1.7 million, compared to a net loss of $1.2 million in the first quarter of 2007 and a net loss of $2.1 million in the prior quarter. Non-GAAP fully diluted earnings per share in the quarter totaled $0.16 compared with loss per share of $0.14 in the first quarter of 2007 and loss per share of $0.23 in the prior quarter.

Non-GAAP net income (loss) excludes stock option compensation and amortization of intangible acquired assets, which totaled $0.33 million and $0.15 million, in the first quarter of 2008 and 2007, respectively. A reconciliation between net income (loss) on a GAAP basis and a non-GAAP basis is included at the end of this press release.

On a GAAP basis, net income for the quarter totaled $1.3 million compared to a net loss of $1.4 million in the first quarter last year, and a $2.7 million net loss in the prior quarter. GAAP fully diluted earnings per share in the first quarter totaled $0.13, compared to fully diluted loss per share of $0.16 in the first quarter of 2007, and fully diluted loss per share of $0.30 in the prior quarter.

The company also announced that as of today, it repurchased an aggregate amount of 8 million NIS (approximately US$2.3 million), nominal value, of its outstanding Series A convertible debentures in the first quarter. The outstanding Series A convertible debentures were purchased at an average price of 0.54 NIS (approximately US$0.15) per 1.00 NIS (approximately US$0.28) unit.

Management comment

Dr. Ido Schechter, Top Image Systems’ CEO, commented: “The first quarter represents a very solid start to the year for TIS, attesting to the success of the comprehensive restructuring plan launched in the latter half of 2007. We attribute the record quarterly revenues to the closing of several deals that had been delayed from last year and strong sales efforts in some key regions. Specifically, Asia Pacific was robust, representing around 35% of total quarterly revenues. The Company is pleased with the improvement in our gross margin and we look forward to further gains as we transition this recently-acquired revenue stream to higher-margin software solution revenues. With the completion of the restructuring plan during the quarter and the integration of the acquisitions made last year, we are extremely well-positioned to exploit the vast opportunities in our target markets.”

Dr. Schechter added: “Looking out toward the near future, we are seeing increased activity throughout all our regions, and in many cases our pipeline value is exceeding initial expectations. Our German office, which also services Austria and Switzerland, continues to show strength as its sophisticated clientele respond well to our customizable, cutting-edge eFLOW solutions. This is highly impressive because the German market represents the cradle of technological progress and is considered to be the most competitive and advanced market in the world.”

“Following the challenges of 2007, including the integration of two synergistic businesses, we are excited that our financial performance in the first quarter better reflects the strength of our market position, and the vigor with which we are approaching our target customers,” concluded Dr. Schechter.

Conference Call
The Company will be holding a conference call today, May 14, 2008, at 10:30am ET (7:30am Pacific Time, 3:30pm UK Time, 5:30pm Israel Time) to review the first quarter 2008 financial results and other corporate events.

Dr. Ido Schechter, CEO, and Arie Rand, CFO, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 527 8676
UK Dial-in Number: 0 800 032 3367
ISRAEL Dial-in Number: 03 918 0692
INTERNATIONAL Dial-in Number: +972 3 918 0692

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:
Company Contact	Investor Relations Contact
Adi Bar-Lev	Ehud Helft / Kenny Green
Director of Marketing and IR	GK Investor Relations
adi@topimagesystems.com	Info@gkir.com
+972 545 330537	Tel: (US) 1 646 201 9246

Top Image Systems Ltd.
Consolidated Balance Sheet as at

	December 31, 2007	March 31, 2008
	In thousands US$

Assets

Current assets:
Cash and cash equivalents	8,156	8,913
Short term deposit	-	142
Marketable securities	5,050	-
Trade receivables and unbilled trade receivables, net	8,287	10,288
Other account receivables and prepaid expenses	1,758	1,775

Total current assets	23,251	21,118

Long term assets:
Severance funds pay	861	898
Long-term deposits and long-term asset	600	691
Long-term marketable securities	-	1,050
Net property and equipment	786	784
Investment in affiliates	596	737
Intangible assets and deferred finance cost, net	2,475	2,137
Goodwill	7,665	8,027

Total long-term assets	12,983	14,324

Total assets	36,234	35,442

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,991	3,217
Trade payables	2,089	2,062
Deferred reveneues	3,607	2,161
Accrued expenses and accounts payable	5,539	4,473

Total current liabilities	13,226	11,913

Long-term liabilities:
Convertible debentures	9,928	9,786
Embedded derivative of Convertible debenture	1,671	-
Accrued severance pay	1,171	1,208

Total long-term liabilities	12,770	10,994

Total liabilities	25,996	22,907

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	98	98
Surplus capital	31,025	31,071
Comprehensive income	102	216
Accumulated deficit	(20,987)	(18,850)

Total shareholders' equity	10,238	12,535

Total liabilities and shareholders' equity	36,234	35,442

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended
	March 31,	March 31,
	2007	2008
	In thousands US$, except per share data

Revenues
Products	1,747	5,240
Services	2,294	4,045

Total revenues	4,041	9,285

Cost of revenues
Products	580	2,218
Services	1,554	2,379

Total cost of revenues	2,134	4,597

Gross profit	1,907	4,688

Operating costs and expenses:

Research and development, net	567	377
Selling and marketing	1,835	2,420
General and administrative	967	1,456

Total operating costs and expenses	3,369	4,253

Operating income (loss)	(1,462)	435

Financial income (expenses), net	(33)	774

Income (loss) before taxes on income	(1,495)	1,209

Taxes on Income	(9)	(21)

Other income	110	-

Equity profit of invest in affiliates	-	129

Net income (loss) for the period	(1,394)	1,317

Basic net earnings (loss) per share	(0.157)	0.148

Weighted average number of shares used in
computation of basic net income (loss) per share	8,857,695	8,911,182

Diluted net earnings (loss) per share	(0.157)	0.131

Weighted average number of shares used in
computation of diluted net income (loss) per share	8,857,695	11,982,105

A reconciliation of Non GAAP net income to GAAP net income is as follows (in thousands):

	Three months ended	Three months ended
	March 31,	March 31,
	2007	2008

Net Income	(1,394)	1,317
Stock option compensation epxenses	77	23
Amortization of acquired Intangible Assets	75	311

Non-GAAP Net Income (loss)	(1,242)	1,651